Mail Stop 3561

March 13, 2008

DRS Technologies, Inc.
Richard A. Schneider- Chief Financial Officer
5 Sylvan Way
Parsippany, New Jersey, 07054

Re: DRS Technologies, Inc.
          Form 10-K for the year ended March 31, 2007
          Filed May 30, 2007
          Form 10-Q for the quarterly period ended September 30, 2007
          Filed November 9, 2007
          File No. 001-08533

Dear Mr. Schneider:

          We have reviewed your response letter dated February 27, 2008 and have the
following additional comments. Where indicated, we think you should revise your future
filings in response to these comments. If you disagree, we will consider your explanation
as to why our comments are not applicable or a revision is unnecessary. Please be as
detailed as necessary. We look forward to working with you in these respects and
welcome any questions you may have about any aspects of our review.

Form 10-K for the fiscal year ended March 31, 2007

MD&A
Results of Operations, page 42

  1. We note your response to our prior comment 2. You state that operating income
     is a significant performance measure that you have a responsibility to address.
     We do not object to a discussion and analysis of operating income, but we do not
     believe your disclosure of operating expenses, as presented only the context of
     operating income, provides investors with an adequate understanding of your
     results of operations. You state that your financial reporting system is focused on
     revenue and operating income metrics from the income statement and that your
     accounting/reporting process is not structured to report individual elements of
     costs of revenues. However, it would appear that a detailed understanding of

significant components of costs of revenues would be a prerequisite to a proper discussion and analysis of significant factors affecting reported results of operations. To the extent you believe your financial reporting system constrains your ability to obtain and analyze operating expense information, please tell us how you were able to comply with the requirements of Item 303 of Regulation S-K to describe significant components of expenses necessary in order to understand results of operations. In the alternative, please revise future filings to supplement your discussion and analysis of results of operations with a discussion of operating expenses, as appropriate.

Form 10-Q for the quarterly period ended September 30, 2007
Note 5 – Inventories, page 10

2. We note your response to our prior comment 8, a portion of which was provided on a confidential basis. Based on the chronology of events occurring before the issuance of your financial statements on May 29, 2007, it appears you were aware by that date that significant additional costs related to the redesign of TWS II would be incurred beyond the $3.5 million recognized as of the balance sheet date. In addition, these costs related to conditions, such as the March 2007 production stop and prior events, which existed prior to the March 31, 2007 date of the financial statements. Therefore, it appears that information available prior to the issuance of the financial statements indicated that it was probable that a loss had been incurred on the TWS II contract at the date of the financial statements. However, you neither accrued nor disclosed such additional costs in your March 31, 2007 financial statements. While you may not have been able to reasonably estimate a single amount of expected additional costs at the date of issuance of your financial statements, this does not preclude accrual of some amount of reasonably estimated cost. Paragraphs 2 and 3 of FIN 14 require accrual of the best estimate of loss within a range of estimated losses, or when no amount within the range is a better estimate than any other amount, the minimum amount in the range. Therefore, it appears that you should have accrued for at least some portion of reasonably expected additional costs. We believe you should rigorously reassess the timing of your accounting for this matter and advise, as appropriate.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or Lyn Shenk, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief